DILWORTH PAXSON LLP
April 21, 2006
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 6
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”), including exhibits.
     The Amendment No. 6 incorporates changes responsive to the comment discussed with the Staff on Monday, April 17, 2006. For your convenience, we have summarized the comment discussed. Our response follows the summarized comment. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 6.
Proposed Business
1.	Disclose whether or not the registrant’s Certificate of Incorporation can be amended relating to the 18 month period which the registrant has to complete a business combination and, if so, on what basis and whether the Company views this as an obligation or whether the Company reserves the right to amend the Certificate of Incorporation.

We have revised the disclosure in the Proposed Business section entitled “Effecting a Business Combination” on page 35 to read as follows:

“Certificate of Incorporation

Our certificate of incorporation sets forth certain requirements and restrictions relating to this offering that shall apply to us until the consummation of a business combination. Specifically, our certificate of incorporation provides, among other things, that:

Securities and Exchange Commission

•	prior to the consummation of our initial business combination, we shall submit such business combination to our stockholders for approval;

•	we may consummate our initial business combination if: (i) approved by a majority of the shares of common stock voted by the public stockholders, and (ii) public stockholders owning less than 20% of the shares purchased by the public stockholders in this offering exercise their conversion rights;

•	if our initial business combination is approved and consummated, public stockholders who voted against the business combination and exercised their conversion rights will receive their pro rata share of the trust account; and

•	if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus, then we will be dissolved and distribute to all of our public stockholders their pro rata share of the trust account.

Our certificate of incorporation prohibits the amendment of the above-described provisions. However, the validity of provisions prohibiting amendment of the certificate of incorporation under Delaware law has not been settled. A court could conclude that the prohibition on amendment violates the stockholders’ implicit rights to amend the corporate charter. In that case, the above-described provisions would be amendable and any such amendment could reduce or eliminate the protection afforded to our stockholders. However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions.”
     As discussed with you, the Company had previously cleared all remaining Staff comments and the changes to Amendment 6 primarily relate to revised financial statements and the increase of the funds being contributed to the escrow account. Amendment No. 6 also continues to contain the standard 80% test as previously agreed with the Staff. The Company desires to commence a short road show and circulate a revised preliminary prospectus based on the information in Amendment 6 and to have the registration statement declared effective as soon thereafter as possible. Whatever you can do to advise whether the Staff has any additional comments at your earliest convenience will be most appreciated.
     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.

Yours very truly,
/s/ Kathleen L. Cerveny

Enclosure
cc:	Gary A. Simanson
Phillip J. Kushner, Esq.